

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2014

Via E-mail

Samuel L. Neese
Executive Vice President and Chief Executive Officer
Highlands Bankshares, Inc.
340 West Main Street
Abingdon, Virginia 24210

> **Re: Highlands Bankshares Inc.**
> **Registration Statement on Form S-1**
> **Filed June 13, 2014**
> **File No. 333-196774**

Dear Mr. Neese:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Provide a legal analysis of your eligibility to have the selling shareholders sell the Series A Convertible Preferred Stock at the market on Form S-1.

Cover Page

2. State the 4,721,428 share amount as a percentage of total outstanding shares.

Selling Shareholders – page 24

3. Please identify the natural person who is the beneficial owner of the shares held by each selling shareholder that is not a natural person.

4. For each selling shareholder that is not a natural person, please advise whether or not the shareholder is a broker-dealer or an affiliate of a broker-dealer.

5. If any seller is a broker-dealer, amend your registration statement to state that the seller broker-dealer is an underwriter.

6. If any seller is an affiliate of a broker-dealer, provide supplemental legal opinions stating that each such seller in not an affiliate of a broker-dealer as "affiliate' is defined in Rule 405. If counsel cannot provide non-affiliate opinions, please revise the prospectus to provide Item 507 and 508 information and state that:

   - the sellers purchased in the ordinary course of business, and

   - at the time of the purchase of the securities to be resold, the sellers had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Plan of Distribution, page 27

7. Expand to state that before any commissions or other compensation is paid for the sale of the securities, a post-effective amendment to this registration statement will be filed, naming the agents to be compensated and the compensation arrangements.

8. Expand to state that before any permitted transferees of a Selling Shareholder use the Prospectus for sales, you will file a post-effective amendment to this registration statement listing the permitted transferees as sellers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston, Senior Counsel, at 202-551-3448 or me at 202-551-3491 with any questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director